Exhibit 4.71

Termination Agreement

This Agreement is executed on 25 October 2005 by and among the following parties:

Party A: Heng Dong Wei Xin (Beijing) Technology Co., Ltd. (Party A)

Registered Address: Room C 604, No.18 Xi Huan Nan Street, Beijing EconomicTechnology Development Zone, Beijing.

Party B: Pu Dongwan (Party B)

Address: Room 1101, Unit 3 No.9, Building, Wan Liu Xing Biao Homestead Haidian District, Beijing

Whereas:

1. Party A and Party B reached a Share Pledge Agreement relating to the shares of Heng Dong Wei Xin (Beijing) Technology Co., Ltd., owned by Party B (hereinafter referred to as the Share Pledge Agreement) on 19 November 2004.

2. Party A and Party B wish to terminate the said Share Pledge Agreement.

Now therefore, the Parties agree as follows:

1.	Party A and Party B agree to terminate the Share Pledge Agreement which shall automatically become invalid upon the effective date of this Agreement.

2.	Upon the date when the Share Pledge Agreement become invalid, the rights and obligations of Party A and Party B under the Share Pledge Agreement shall be terminated accordingly.

3.	This Agreement shall take effect upon its execution.

4.	The governing law to this Agreement shall be the PRC laws.

5.	This Agreement is made in two copies, each party holds one copy.

Party A: Heng Dong Wei Xin (Beijing) Technology Co., Ltd.

Authorized Representative: ____________________________________
Name: Liu Binghai
Title:

Party B: Pu Dongwan